Confidential Treatment Requested by Synacor, Inc. CR-2012/A-001

GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

220 WEST 42ND STREET, 21ST FLOOR

NEW YORK, NEW YORK 10036

TELEPHONE: (212) 730-8133         FACSIMILE: (877) 881-3007

CONFIDENTIAL TREATMENT REQUESTED BY SYNACOR, INC.

CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [*].

SUBMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND PURSUANT TO 17 C.F.R. 200.83.

January 18, 2012

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman
Katherine Wray

Re:	Synacor, Inc.
Amendment No. 5 to Registration Statement on Form S-1
File No. 333-178049

Dear Mr. Shuman and Ms. Wray:

This letter is being supplementally furnished on behalf of Synacor, Inc., a Delaware corporation (the “Company”), with respect to the Company’s Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-178049) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on January 18, 2012. To assist the staff of the Division of Corporation Finance (the “Staff”) in its review of the Registration Statement and in response to comment no. 1 contained in the Staff’s letter to the Company dated December 16, 2011, the Company advises the Staff that, considering information currently available and current market conditions and based in part on conversations with its underwriters, the Company currently estimates a price range of $[*] to $[*] per share for

* CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [*].

Securities and Exchange Commission January 18, 2012 Page 2	Confidential Treatment Requested by Synacor, Inc. CR-2012/A-002

the offering of the Company’s Common Stock, $0.01 par value per share (which is referred to in the Registration Statement as the Company’s “common stock”). This per share price range does not reflect or give effect to a [*]-for-[*] reverse split of the Company’s common stock, which is expected to be effected prior to the offering and which the Company expects to reflect in the preliminary prospectus prior to the commencement of the roadshow. Following such split, the estimated price range would be $[*] to $[*]. For clarity, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering.

In addition, the Company notes that the prospectus summary contained in the Registration Statement includes a new section entitled “Recent Developments.” Within this section are statements about certain estimated financial data for the three months and the year ended December 31, 2011 and, in each case, percentage changes against prior periods. The Company has left the expected ranges of these data and the percentage changes blank in Amendment No. 5, and it intends to include such ranges in the preliminary prospectus prior to the commencement of the roadshow. The Company supplementally advises the Staff that, based on information currently available, it currently expects the disclosure in these paragraphs, with the ranges included, to read as follows:

“Financial Data and Key Business Metrics

Estimated Financial Data

We present below certain estimated financial data for the three months and the year ended December 31, 2011.

Our revenue for the year ended December 31, 2011 is preliminarily estimated to be between $[*] million and $[*] million, an increase of between [*]% and [*]% from revenue of $66.2 million for the fiscal year ended December 31, 2010. Our revenue for the three months ended December 31, 2011 is preliminarily estimated to be between $[*] million and $[*] million, an increase of between [*]% and [*]% from revenue of $18.2 million for the three months ended December 31, 2010. The preliminarily estimated increase in revenue for the year and the fourth quarter is primarily related to increased search queries and advertising impressions on our platform, driven in part by the growth of new customers on our platform.

Our income from operations for the year ended December 31, 2011 is preliminarily estimated to be between $[*] million and $[*] million, compared to a loss from operations of $3.3 million in the year ended December 31, 2010. Our income from operations for the three months ended December 31, 2011 is

* CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [*].

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preliminarily estimated to be between $[*] million and $[*] million, compared to a loss from operations of $0.3 million in the three months ended December 31, 2010. The improvement in income from operations during the foregoing periods was driven principally by the growth in revenue during those periods. During these periods, our estimated cost of revenue increased broadly in line with our revenue growth as most of these costs are associated with the sharing of revenue with our customers. Our estimated operating expenses as a percentage of revenue decreased both year-over-year and quarter-over-quarter.”

* * * * *

Please do not hesitate to contact me at (212) 430-3150 if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Brian C. Hutchings
Brian C. Hutchings, Esq.

cc:	Ron Frankel, Synacor, Inc.
William J. Stuart, Synacor, Inc.
Steven Grossman, Esq., O’Melveny & Myers, LLP

* CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [*].